SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO ________________.

COMMISSION FILE NUMBER: 1-12203

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

INGRAM MICRO INC.
1600 E. ST. ANDREW PLACE
SANTA ANA, CA 92705

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

      PURSUANT TO THE REQUIREMENT OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN

DATE: June 29, 2001	BY:	/s/ Matthew Sauer
NAME:	Matthew Sauer, Member of the Ingram Micro Benefits Administrative Committee

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Financial Statements
and
Supplementary Information
Years Ended December 31, 2000 and 1999
(With Independent Auditor’s Report Thereon)

INDEPENDENT AUDITOR’S REPORT
Statement of Net Assets Available for Plan Benefits December 31, 2000 and 1999
Statement of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2000 and 1999
Notes to Financial Statements December 31, 2000 and 1999
Schedule 1 Schedule of Assets Held for Investment Purposes at End of Year
EXHIBIT 23.01
EXHIBIT 23.02

		Page
		Number

Independent Auditor’s Report		1

Statement of Net Assets Available for Plan Benefits -

December 31, 2000 and 1999		2

Statement of Changes in Net Assets Available for Plan

Benefits — Years Ended December 31, 2000 and 1999		3

Notes to Financial Statements — December 31, 2000 and 1999		4 - 8

Supplementary Information:

Schedule 1:	Schedule of Assets Held for Investment Purposes at End of Year — December 31, 2000	9 - 10

INDEPENDENT AUDITOR’S REPORT

Participants and Trustees
Ingram Micro 401(k) Investment Savings Plan

We have audited the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”), as of and for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits and the related statement of changes in net assets available for plan benefits as of and for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements of the Ingram Micro 401(k) Investment Savings Plan as of December 31, 1999 were audited by other auditors whose report dated June 15, 2000 expressed an unqualified opinion on those statements.

June 1, 2001

/s/ KUSHNER, SMITH, JOANOU & GREGSON, LLP

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 2000 and 1999

	2000	1999

Investments at fair value (Notes 2, 3 and 4)	$117,070,017	$121,884,172

Plan receivables

Employer contributions	—	149,139

Participant contributions	—	547,230

Total receivables	—	696,369

Net assets available for benefits	$117,070,017	$122,580,541

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Statement of Changes in
Net Assets Available for Plan Benefits
Years Ended December 31, 2000 and 1999

	2000	1999

Additions to net assets attributed to:

Contributions:

Employer contributions	$4,321,439	$4,614,019

Participant contributions	13,170,746	13,287,186

Participant rollovers	1,258,337	1,189,837

Total contributions	18,750,522	19,091,042

Investment income

Participant loan interest	395,702	283,774

Net gain (loss) on sale of assets	306,486	(3,532,716)

Unrealized depreciation of assets	(1,980,649)	(22,663,758)

Net investment (loss) gain from common/ collective trusts	(489,138)	2,295,936

Net investment (loss) gain from registered investment companies	(10,972,418)	19,203,026

Total investment loss	(12,740,017)	(4,413,738)

Total additions	6,010,505	14,677,304

Deductions from net assets attributed to:

Benefits paid to participants	11,494,407	11,400,798

Administrative expenses	26,622	93,134

Total deductions	11,521,029	11,493,932

Net (decrease) increase	(5,510,524)	3,183,372

Net assets available for benefits — beginning of year	122,580,541	119,397,169

Net assets available for benefits — end of year	$117,070,017	$122,580,541

See accompanying notes to financial statements

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2000 and 1999

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Ingram Micro 401(k) Investment Savings Plan (the “Plan”) provides only general information. The name of the Plan, previously known as the Ingram Micro Thrift Plan, was changed effective January 1, 1999. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all of the employees of Ingram Micro Inc. (the “Company”) who have completed three months of domestic eligibility service. The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated Trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company. The assets of the Plan are held and invested by Putnam Fiduciary Trust Company (“Putnam”), acting as trustee, custodian and recordkeeper.

Contributions - Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer the lesser of 15% of their compensation or a fixed amount determined annually by the Internal Revenue Service. The Company matches from 50% to 100% of participant contributions up to the first 5% of annual salary depending upon the years of service. The Benefits Administrative Committee may change the Company’s matching contribution in future years. For the years ended December 31, 2000 and 1999, the Company made matching contributions of $4,321,439 and $4,614,019, respectively. The Company may also make discretionary contributions under the Plan. The Company made no discretionary contributions to the Plan for the years ended December 31, 2000 and 1999.

Participant Accounts - Each participant account is credited with the participant’s contribution and an allocation of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan earnings and administrative expenses, when applicable, are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance. Benefit payments allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid amounted to $307,978 at December 31, 2000.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2000 and 1999

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Participant Loans - Participants may borrow 50% of their vested account balance up to $50,000 at prime plus 1%, which ranged between 8.50% and 9.50% during 2000 and 8.75% and 10.50% during 1999, with payment of principal and interest made through payroll deductions. A general loan will have a term of 5 years or less and up to 15 years will be allowed for a home loan. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value, which are estimated to approximate fair value.

Eligibility - Employees other than those that are employed under a collective bargaining agreement, leased, expatriate employees covered by a nonqualified plan provided such expatriate employees have no U.S. income source, or employed on a temporary basis are eligible to enter the Plan following the completion of the third month of employment with the Company.

Vesting - Participants are vested on their contributions plus earnings, immediately. Vesting in the Company’s matching contribution is based on years of service. A year of vesting service is defined as any period in which a participant completes 365 days of service. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage

1 year but less than 2	20%

2 years but less than 3	40%

3 years but less than 4	60%

4 years but less than 5	80%

5 years or more	100%

Payment of Benefits - Upon termination of service before the normal retirement age of 65, a participant with benefits of over $5,000 may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account.

Upon termination of service at the normal retirement age of 65, a participant may elect to receive a lump-sum payment equal to the vested value of his or her account. Benefits may also be accessed in the event of disability or death.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2000 and 1999

NOTE 1 — DESCRIPTION OF PLAN (Continued)

Payment of Benefits (Continued) - The Plan allows participants to make early withdrawals for certain financial hardships. The Plan allows in-service withdrawals by participants after they reach age 59 1/2. Participants electing after they reach age 59 1/2 to take in-service withdrawals will be required to pay all applicable taxes on the withdrawals but will not be subject to penalty taxes for early withdrawals.

Forfeitures - Forfeitures of unvested Plan assets are used to reduce the Company’s contributions and costs of administering the Plan. Total forfeitures for the years ended December 31, 2000 and 1999 were $428,819 and $183,329, respectively.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting. Administrative and other expenses are recorded as incurred. Benefits are reported when paid.

Basis of Presentation - The financial statements have been prepared in compliance with the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Valuation of Investments - Investments are included in the accompanying financial statements at fair value as determined by quoted market prices. Interest is recorded on the accrual basis and is included in the investment’s value. Purchases and sales of securities are recorded on a trade date basis. Dividends are on the ex-dividend date.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2000 and 1999

NOTE 3 — INVESTMENTS

Participant directed accounts greater than 5% of the Plan net assets as of December 31, 2000 and 1999 are summarized as follows:

		2000	1999

Putnam Fiduciary Trust Co.	The Putnam Fund for Growth and Income, 1,538,332 and 1,607,875 units, respectively	$30,043,623	$30,147,662

Putnam Fiduciary Trust Co.	Putnam New Opportunities Fund 538,958 and 418,384 units, respectively	31,593,690	38,056,188

Putnam Fiduciary Trust Co.	Putnam International Growth Fund 445,696 and 337,642 units, respectively	11,013,137	10,021,210

Putnam Fiduciary Trust Co.	Putnam S&P 500 Index Fund 383,396 and 325,136 units, respectively	12,145,979	11,360,236

Putnam Fiduciary Trust Co.	Putnam Stable Value Fund 11,628,604 and 12,498,501 units, respectively	11,628,604	12,498,501

Putnam Fiduciary Trust Co.	Ingram Micro Stock Fund 993,726 and 1,093,165 units, respectively	11,179,422	14,348,179

During 2000 and 1999, the Plan’s investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $13,135,719 and $4,697,512, respectively.

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2000 and 1999, investments in Ingram Micro stock comprised 10% and 12%, respectively, of total net assets available for benefits.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Notes to Financial Statements
(Continued)
December 31, 2000 and 1999

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each participant receives 100% of his or her account balance as of the date of the termination.

NOTE 6 — TAX STATUS

The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the Internal Revenue Service by a letter dated November 12, 1998. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Schedule 1

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2000

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par or maturity value	Cost^	Current Value

	Putnam Fiduciary Trust Company	Pimco Total Return Fund, 25,381 units	N/A	$263,706

	Putnam Fiduciary Trust Company	The George Putnam Fund of Boston, 72,358 units	N/A	1,242,392

	Putnam Fiduciary Trust Company	The Putnam Fund for Growth and Income, 1,538,332 units	N/A	30,043,623

	Putnam Fiduciary Trust Company	Putnam Vista Fund, 75,546 units	N/A	983,611

	Putnam Fiduciary Trust Company	Putnam Growth Opportunities Fund, 19,342 units	N/A	423,777

	Putnam Fiduciary Trust Company	Putnam OTC and Emerging Growth Fund, 31,252 units	N/A	435,025

	Putnam Fiduciary Trust Company	Putnam New Opportunities Fund, 538,958 units	N/A	31,593,690

	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Growth Portfolio, 27,917 units	N/A	306,251

	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Balanced Portfolio, 52,989 units	N/A	573,341

	Putnam Fiduciary Trust Company	Putnam Asset Allocation — Conservative Portfolio, 15,819 units	N/A	146,329

	Putnam Fiduciary Trust Company	Putnam International Growth Fund, 445,696 units	N/A	11,013,137

(Schedule 1 continued on the following page)

Schedule 1 (Continued)

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

December 31, 2000

Schedule of Assets Held for Investment Purposes at End of Year
EIN #62-1644402
PN #002

(a)	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par or maturity value	Cost^	Current Value

	Putnam Fiduciary Trust Company	Putnam S&P 500 Index Fund, 383,396 units	N/A	12,145,979

	Putnam Fiduciary Trust Company	Putnam Stable Value Fund, 11,628,604 units	N/A	11,628,604

*	Putnam Fiduciary Trust Company	Ingram Micro Stock Fund, 993,726 units	N/A	11,179,422

	Putnam Fiduciary Trust Company	Pending Account	N/A	411

	Participant loans	8.75% to 10.50%	--	5,090,719

				$117,070,017

^ This information was not available from the records of the custodian

Exhibit Index

Exhibit
Number	Description of Exhibits

23.01	Consent of Independent Accountants
23.02	Consent of Independent Accountants